Exhibit 99.1

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Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Vice President

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) received the written notice from Mr. Zhou Jijun on 3 August 2023, tendering his resignation from the position as Vice President due to change of work arrangements.

According to the Articles of Association of Sinopec Shanghai Petrochemical Company Limited and other related laws, Mr. Zhou Jijun’s resignation shall take effect once the notice of resignation is received by the Board on 3 August 2023. Mr. Zhou Jijun’s resignation will not affect the normal operation of the Company. Mr. Zhou Jijun has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

During his term of office, Mr. Zhou Jijun has performed his duties diligently and conscientiously, and has actively performed his duties as senior management. The Board would like to express their appreciation for the outstanding contributions made by Mr. Zhou Jijun to the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 3 August 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.